UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-41119

ST Energy Transition I Ltd.

(Exact name of registrant as specified in its charter)

Par-la-Ville, 4th Floor

14 Par-la-Ville Road

Hamilton, Bermuda HM08

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

SAILSM securities, each consisting of one Class A share, of $0.0001 par value per share, and one-half of one redeemable warrant; Class A shares, $0.0001 par value per share, included as part of the SAILSM securities; Redeemable warrants, each whole warrant exercisable for one Class A Share at an exercise price of $11.50, included as part of the SAILSM securities

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, ST Energy Transition I Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 3, 2023	By:	/s/ Jan Erik Klepsland
	Name:	Jan Erik Klepsland
	Title:	Chief Executive Officer and Chief Financial Officer